Contact

www.linkedin.com/in/micahgroenevelt (LinkedIn)

Top Skills

Marketing
Video Editing
Cinematography

Micah Groenevelt

Co-Writer, Co-Producer and Director of STARFISH
Denver Metropolitan Area

Summary

Devote yourself to what you love. If you haven't found what you'd sacrifice a hand for yet, then keep digging.

Every great idea and story should stimulate the mind, the heart, and the primal. We should be able to think and analyze, feel and be moved, and be stimulated and attracted to it. Most ideas stop at just two of these, but I'm of the mind that we should work harder to make sure everything we decide to spend our precious time on is the best that we could possibly do.

I'm incredibly grateful that I was raised to be an honest and clear communicator. I'm not easily intimidated by people and love navigating the rivers of relationships. It's very important to me to balance talent and hard work with great communication and brazen honesty.

Experience

Starfish Film LLC

Director/Producer/Writer/Chief Executive Officer
August 2022 - Present (3 years 1 month)
Denver, Colorado, United States

As Director, Producer, and Screenwriter at Starfish Film LLC, I lead the creative and strategic vision for our upcoming feature film, Starfish. I co-wrote the screenplay for Starfish and guide its artistic direction, ensuring that each stage of production serves the story and resonates with audiences.

In my role as Director, I shape the cast and crew, performances, visual style, and narrative flow, working closely with cast and crew to bring the script to life with clarity and impact.

As Producer and CEO of Starfish Film LLC, I oversee the business and operational side of filmmaking, managing company strategy, investor relations,

fundraising, and high-level decision making. I coordinate resources, align creative and financial priorities, and foster collaboration across departments. My focus is on building both a strong financial trajectory for the business while maximizing audience and cultural impact.

Satire Brewing Company
Marketing Manager
October 2020 - Present (4 years 11 months)
Thornton, Colorado, United States

Redmane Entertainment
Company Owner
January 2018 - Present (7 years 8 months)
Westminster, Colorado, United States

LaMar's Donuts and Coffee
Video Producer
January 2018 - October 2020 (2 years 10 months)
Denver, Colorado, United States

Education

Colorado Film School
Writing and Directing · (2014 - 2018)